

Mail Stop 7010

January 24, 2007

Mr. Craig P. Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

     RE: Form 10-K for the fiscal year ended December 31, 2005
                Form 10-Q for the period ended September 30, 2006
                    File No. 1-9076

Dear Mr. Omtvedt:

    We have reviewed your response letter dated January 15, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Note 17. Information on Business Segments, page 69

1. We note your response to prior comment 3. You state that the Home and Hardware financial reporting package is the reporting package prepared for and used by your segment manager. For efficiency purposes, you do not customize the Home and Hardware segment reporting package for the CODM and do not remove information not used by the CODM. You simply generate consolidated reporting which supplements the segment information. The consolidated package, which includes the Home and Hardware financial reporting package, is provided to all financial statement users within the corporate office and each user of the information focuses

on what he or she needs; the financial statement users include your CODM. You also provided as Exhibit B a subset of the financial reporting package to show what information your CODM uses. Your response indicates that operating results are not regularly reviewed by your CODM at a level lower than the Home and Hardware level.

Given the extensive amount of discrete financial information your CODM receives at levels lower than the consolidated Home and Hardware level on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decisions and assessing performance. Please further advise how you determined that the components of Home and Hardware, for which discrete financial information is provided in your financial reporting packages, do not meet the definition of operating segments pursuant to paragraph 10 of SFAS 131. If after further consideration you determine that these components do represent operating segments, please demonstrate how you determined it was appropriate to aggregate them into one Home and Hardware reportable segment in accordance with paragraph 17 of SFAS 131.

2. We note in your response to prior comment 5 in your letter dated December 1, 2006 that each Segment Manager has the authority to approve capital spending across the segment up to $1,000,000 per project and within the overall capital spending budget established by the CODM for the segment. Please further advise on how the capital spending budget is determined for each segment. Specifically, please clarify whether each segment manager submits a proposed capital spending budget amount to the CODM for his approval. If so, please tell us whether this proposed budget is prepared by the segment manager at the segment level or at a level lower than the segment level.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief